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                              MERL Holdings Inc.com
                         1230 Parkway Avenue - Suite 311
                                Ewing, NJ 08628

MERL Holdings, Inc.com

                                                               July 18, 2000


United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Susann Reilly, Esq.

                  Re: MERL Holdings, Inc.com
                      Form 10-SB
                      File No. 1-15921
                      ----------------

Dear Ms. Reilly:

         Please accept this letter as a request to withdraw the Form 10-SB filing for MERL Holdings, Inc.com noted with the above file number. The reason for the withdrawal is that we have not completed our discussions with the staff concerning issues raised by the Assistant Director of the Division of Corporation Finance in his comment letter of June 14, 2000. Because of the sixty day time period, it is requested that the application be withdrawn. The Form 10-SB will be re-submitted on the Edgar System in its entirety upon completion of these discussions and changes required thereby. We appreciate your cooperation in this matter and look forward to the re- submission of the Form 10-SB for our company.

                                            Very truly yours,

                                            MERL Holdings, Inc.com

                                            By: /s/ Ed Johnson
                                                -----------------------------
                                                Ed Johnson, Chairman and CEO